UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [February] 2006

MIRAE CORPORATION

(Translation of registrant’s name into English)

# 9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  (  ✓  )        No    Form 40-F  (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  (        )        No  (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated February 3, 2006. Attached is English language version of the notice.

The following table sets forth the summary of Sales or profit and loss change over 30% of the latest fiscal year of 2005 compare to the previous fiscal year of 2004.

	1. Summary of sales or profit and loss change	The latest fiscal year	The previous fiscal year	Variation	Amount of variation	Ratio of variation (%)
	-Sales (KRW)	100,399,738,029	59,654,075,836	-	40,745,662,193	68.3

	-Operating income (KRW)	1,837,356,791	-7,207,725,024	Conversion into Black	9,045,081,815	125.5

	-Ordinary income (KRW)	2,856,815,725	-31,648,053,035	Conversion into Black	34,504,868,760	109.0

	-Net income (KRW)	2,856,815,725	-31,648,053,035	Conversion into Black	34,504,868,760	109.0

	2. Financial status	The latest fiscal year		The previous fiscal year

	-Total assets	218,536,938,986		213,747,782,061

	-Total liabilities	95,674,195,162		87,431,292.808

	-Capital stock	18,387,350,000		17,918,600,000

	-Total shareholder’s equity	122,862,743,824		126,316,489,253

	-Total shareholder’s equity/capital stock ratio (%)	668.2		704.9

	3. Major reason of sales or profit and loss change	- Increase of sales due to favorable business situation - Increase of non-operating income due to the disposition of assets and the disposal of equity investment

	4. Resolution date of board of directors	February 3, 2006

- Attendance of outside directors	Present (No)	3
	Absent (No)	-

	- Attendance of auditors	Present

	5. Scheduled time of shareholders’ meeting	March 17, 2006

6. Others	-The above figures are not confirmed by independent accountants and can be changed in the course of audit.
-Scheduled time of shareholders’ meeting should be able to change according to the
		internal circumstances of the company.

	Date of relevant disclosure	-

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 3, 2006

By	/s/ Gi-Hoon Joung
Gi-Hoon Joung
Mirae Corporation
Director of Accounting Team and
Acting CFO

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